

Mail Stop 3030

February 26, 2010

Via Mail and Facsimile 011-49-89-636-52-000

Mr. Joe Kaeser
Chief Financial Officer
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

> **Re:** **Siemens Aktiengesellschaft**
> **Form 20-F for the Fiscal Year Ended September 30, 2009**
> **Filed December 4, 2009**
> **File No. 001-15174**

Dear Mr. Kaeser:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Information on the Company, page 11

Overview

1.   We note your disclosure on page 12 regarding business activities in Iran, Syria and Cuba. Please provide us with an update relating to business activities in these countries since your letter to us dated March 27, 2009.

In this respect, we note the following information reported since your letter as examples of numerous articles about your business activities in Iran: a June 2009 news article discussing that the joint venture between Nokia Corporation and Siemens supplied Iran with technology used to Read and monitor phone calls and a December 2009 news article stating that the German government has begun investigating you over two shipments to Iran which allegedly contained parts destined for their nuclear arms industry. Please advise.

Your response should provide information regarding all of your contacts with the referenced countries since your letter, whether through subsidiaries, joint ventures, or other direct or indirect arrangements.

2.   Please discuss the materiality of your contacts with Iran, Syria and Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Cuba.

3.   You disclose in your Form 6-K dated February 1, 2010 that you have decided that you will not enter into new contracts with customers in Iran but that legally binding and existing agreements will continue to be honored. We note a January 2010 news article stating that you will stop doing business in Iran by the middle of 2010, and another January 2010 news article stating that you may have recently entered into an agreement with the National Iranian Gas Company to build gas compressors in Iran. Please advise whether you've entered into any new agreements with respect to activities in Iran since you adopted the policies described in the referenced Form 6-K. Also, tell us whether you will close your offices in Iran and dissolve your Iranian subsidiaries as part of your decision to stop doing business in Iran.

Controls and Procedures, page 147

4.   We note your disclosure that "[b]ased on the foregoing, the Company's management, including the CEO and CFO, concluded that Siemens' disclosure controls and procedures were effective as of September 30, 2009 in achieving the above-stated objectives." The language that is currently included after the word "effective" in your disclosure appears to be superfluous, since the meaning of "disclosure controls and procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the

language in your future filings or revise the disclosure so that the language that appears after the word "effective" is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

5. We also note your statement that "any such system can only provide reasonable assurance of achieving the desired control objectives and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of different controls and procedures." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Item 17. Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-11

-Basis of Consolidation, page F-11

6. We note that you consolidate special purpose entities (SPE) when you conclude that you control the SPE based upon the substance of the relationship with Siemens. Please tell us and revise your future filings to clearly disclose the criteria/indicators that you utilize to determine whether or not to consolidate a SPE. Within your discussion, please explain the factors that you use to determine if you control the SPE. Refer to the guidance in paragraph 13 of IAS 27 and paragraph 10 of SIC 12.

-Revenue Recognition, page F-12

7. We note that you use the residual value method when there is reliable fair value evidence of the undelivered elements but not for one or more of the delivered elements. Please tell us and revise your future filings to explain in more detail why you utilize the residual method of accounting. Within your response, discuss how your accounting is consistent with the guidance in IAS 18 and paragraphs BC12 to BC14 of IFRIC 13. Cite the accounting literature relied upon and how you applied the accounting literature to your situation.

-Property, Plant and Equipment, page F-14

8.   We note your disclosure here and on page F-40 related to property, plant, and equipment. Please tell us and revise your future filings to explain if you review the residual value and the useful life of these assets at least at your fiscal year end. Refer to the guidance in paragraph 51 of IAS 16.

-Discontinued Operations, page F-14

9.   We note your disclosure here and on pages F-21 through F-24 related to discontinued operations. Please tell us and revise your future filings to disclose the criteria that you utilize in determining when to classify a component of an entity as a discontinued operation. Refer to the guidance in paragraphs 33-36 of IFRS 5.

-Defined Benefit Plans, page F-15

10.   Please tell us and revise your future filings to clearly disclose, if true, that you utilize the projected unit credit method to determine the present value of your defined benefit obligation. Refer to the guidance in paragraph 50(b) of IAS 19.

-Provisions, page F-15

11.   We note your disclosures here related to your provisions. Please tell us and revise your future filings to clearly disclose how you report deductions in your provisions similar to your disclosures on how you report additions to your provisions.

12.   Further to the above, we note that you recognize provisions for onerous contracts by measuring the lower of the expected cost under the contract and expected cost of terminating the contract. Please tell us and revise your future filings to explain how you considered the guidance in paragraph 66 of IAS 37, which states that the present obligation under onerous contracts shall be recognised and measured as a provision.

Note 4. Acquisitions, Dispositions and Discontinued Operations, page F-20

13.   Please tell us in more detail about the transactions that occurred in fiscal 2008 that resulted in your selling your subsidiary SEN and acquiring an interest in your associate EN. We note that as a result of the sale of SEN, you recorded a loss of €1,015 million in fiscal 2008. Please tell us whether this loss should be considered in your analysis of whether you are required to provide financial statements under Rule 3-09 of Regulation S-X for your investment in EN. We note that on page F-23 you refer to the income taxes corresponding to the gain or loss related to the contribution of the Siemens Enterprise Business to EN.

Note 8. Income (Loss) from Investments Accounted for Using the Equity Method, Net, page F-26

14.   We note your disclosures here and throughout the filing that you recognized €1.634 billion of impairment losses during fiscal 2009 related to Nokia Siemens Networks B.V. (NSN), which is your equity investee. We further note that you based the determination of the fair value less costs to sell of NSN by applying a discounted cash flow method. With a view towards enhanced disclosure, please tell us and revise your future filings within your critical accounting policy section within Item 5 to include a more detailed explanation of the nature, amount, and timing of the impairment losses that you recognized related to your NSN investment. Please also include a description of the significant assumptions used in the discounted cash flow method underlying the fair value of your NSN equity investment.

15.   Further to the above, we note from page 52 and throughout the filing that you recognized €2.177 billion of total losses related to your equity investment in NSN during fiscal 2009. It appears your investment in NSN meets the significance test for pre-tax income at a greater than 30% level for fiscal 2009 and that you are required to provide historical audited financial statements required by Rule 3-09 of Regulation S-X for NSN. We further note your statement on page F-1 that you intend to file separate financial statements required by Rule 3-09 as amendment to your Form 20-F on or before June 30, 2010. Please provide us with your significance tests as set forth under Rule1-02(w) related to your investment in NSN and tell us the audited and unaudited periods you plan to include in the amendment to your Form 20-F. Within your response, please explain to us if your disclosure on page F-1 relates to your NSN equity investment.

Exhibit 8.1

16.   We note from Exhibit 8.1 that you do not consolidate approximately 86 subsidiaries or record approximately 103 associates on the basis of immateriality. Please present us with your analysis of the materiality of not consolidating or recording these subsidiaries and associates for each of the periods presented in your financial statements.

17.   Further, we also note that you are not consolidating two subsidiaries in Germany due to restrictions on the use of the assets. Please tell us the nature of those restrictions and how you considered IAS 27 in your accounting.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 551-3625 or Jay Mumford at (202) 551-3637 if you have questions on any other comments. In this regard, do not hesitate to contact me or Kevin Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.
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Sincerely,

Kate Tillan
Assistant Chief Accountant